October 18, 2010

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 29, 2010 File No. 001-10110

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Pande:

Thank you for your letter dated September 29, 2010 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

Our responses are set forth in Annex A hereto. To facilitate the Staff's review, we have reproduced the captions and numbered comments from the Staff's September 29, 2010 comment letter in bold italic text.

In providing these responses, and in response to the Staff's request, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceedng initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do no hesitate to contact the undersigned in Madrid at 011-34-91-537-8172 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Yours faithfully,

/s/ Javier Malagón Navas
Javier Malagón Navas

ANNEX A

Form 20-F for the fiscal year ended December 31, 2009

General

Comment 1.

We note the disclosure on pages 118, 119, and 120 that you maintain an employee in Cuba, and on page 25 that you have customers in the Middle East, a region generally understood to include Iran, Sudan, and Syria. We are also aware of a U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), press release dated August 13, 2010, to the effect that Compass Bank, which you identify as your wholly-owned U.S. subsidiary on page 42, has remitted $607,500 to settle allegations of violations of the Sudanese Sanctions Regulations, occurring during September 2006. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements since September 2006. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. In addition, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to any activities related to Iran. Finally, discuss any remedial policies and procedures you have implemented to strengthen your OFAC compliance program.

Response:

For ease of reference, we have divided our response into three sections.

(i)      Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements since September 2006.  Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments.  Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received.

As discussed in our response below to Comment 2, we do not believe that our business activities or other contacts with Cuba, Iran, Sudan or Syria are quantitatively or qualitatively material, or constitute a material investment risk for our shareholders.  Furthermore, we supplementally advise the Staff that BBVA is aware of the respective U.S., E.U. and U.N. restrictions applicable to Cuba, Iran, Sudan and Syria and the varying levels of limitations such restrictions place on activities in such countries.  In particular, we would highlight to the Staff that in an effort to ensure compliance with applicable restrictions and to prevent our products and services from being used for criminal purposes, BBVA has implemented a group-wide money laundering risk management model.  This model includes: an organizational structure; policies, procedures and internal controls; employee training; and independent review and evaluation of the model.  The model applies to all of BBVA’s business units.

We would also highlight that BBVA has a group-wide policy under which it is not permitted to establish business relationships with any person or entity resident in Iran or Sudan or to execute transactions or operations that originate from or whose destinations are these countries.  In addition, with respect to Syria and Cuba, the Group’s policy for entities outside the United States prohibits establishing business relationships in U.S. dollars with any person or entity resident in either country and also prohibits conducting U.S. dollar operations or transactions with these countries.  Nevertheless, we have been unable to close an extremely reduced number of relationships with certain banks and clients as mentioned below, which are actively monitored and managed by us.

We supplementally advise the Staff of the extent of such activities and contacts on a per country basis below.

BBVA’s Contacts with Cuba

To our knowledge, our past and current business activities related to, or contacts with, Cuba –whether through subsidiaries, affiliates, or other direct or indirect arrangements– since September 2006, as well as our anticipated business activities related to, or contacts with, Cuba, are as follows:

Representative Office

The BBVA group maintains a representative office in Havana, Cuba, which was established in 1995 and currently has one employee.  The representative office’s primary functions are to serve as a local contact point for BBVA’s non-Cuban clients with business interests in Cuba, to liaise with Aurea, S.A.  (“Aurea”), a company in which BBVA has a minority shareholding, as described below under “Minority Shareholding in Aurea” and to undertake activities in connection with the collection of payments from Banco Nacional de Cuba in respect of the loan described below under “Credit Exposure to Banco Nacional de Cuba”.

Minority Shareholding in Aurea

We hold a 49.0% interest in Aurea, a Cuban company whose sole activity is to operate a commercial property in Havana, Cuba for a period of 25 years ending in 2022.  BBVA’s minority shareholding in Aurea was initially acquired by Argentaria, one of our predecessor entities, in 1997.  We account for our interest in Aurea using the equity method and do not participate in the management of Aurea.  At December 31, 2009, our net equity investment in Aurea was carried on our balance sheet under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 at approximately €3.8 million.

At December 31, 2009, Aurea had total assets of approximately €8.3 million, and for the year ended December 31, 2009, Aurea had net income of approximately €166 thousand, derived from rental and related income generated by the commercial property.  The Cuban government, through Oficina del Historiador de la Ciudad de la Habana, holds 51.0% of the share capital of Aurea.

Credit Exposure to Banco Nacional de Cuba

We have an outstanding credit exposure to Banco Nacional de Cuba, which is in charge of the registration, control and servicing of Cuba’s foreign debt.  This exposure arose from the activities of one of our wholly owned subsidiaries which was engaged in foreign trade with Cuba during the 1990s.

In 2003, Banco Nacional de Cuba assumed the outstanding amounts owed to such subsidiary by its Cuban trading counterparties.  These outstanding debts were restructured in October 2003 in the form of a €42.2 million amortizing loan to Banco Nacional de Cuba, which matured in 2008.  The loan was secured by certificates of deposit issued by a Cuban government-controlled company.  Since an outstanding amount of approximately €21.2 million remained unpaid at the loan maturity date, we entered into a new agreement with Banco Nacional de Cuba in March 2008, which extended the loan maturity date until December 30, 2009.  Banco Nacional de Cuba’s inability to repay the loan by such date triggered new negotiations with Banco Nacional de Cuba which resulted in a further new agreement pursuant to which Banco Nacional de Cuba will have to pay the outstanding amount owed to us (approximately €24.7 million, including interest) in 42 months once the new agreement is signed (estimated by December 2010). This debt is fully provisioned.

Banking Activities

BBVA’s banking activities relating to Cuba are mainly conducted by its Paris branch.  Such banking activities are conducted with certain Cuban banks and with a limited number of Cuban companies.

•	Cuban Banks. Our contacts with Cuban banks relate to: letters of credit; correspondent relationships; currency transfers; and deposit and foreign exchange transactions.

•
Letters of Credit.  BBVA confirms letters of credit issued by Cuban banks in connection with the importation of goods to Cuba (basically food, medical supplies and electrical equipment).  At June 30, 2010, we had credit exposure in an aggregate amount of approximately €24 million and a net credit exposure (net of collateral) of approximately €7.8 million at such date, in respect of letters of credit issued by Cuban banks and confirmed by BBVA.

•
Correspondent Relationships.  We have, as is customary in the banking sector, correspondent relationships with banks in a number of different countries, including Cuba, for purposes of effecting money transfers and making or receiving payments on behalf of our clients.  In particular, in Cuba we maintain such correspondent relationships with a Cuban government-controlled bank authorized by the Cuban central bank to transfer currency outside of Cuba.  The related transactions are performed in currencies other than the U.S. dollar.

•
Currency Transfers.  BBVA provides currency transfers services to the aforementioned Cuban bank .  From January 1, 2010 through June 30, 2010, BBVA earned a total of approximately €16 thousand in spreads and commissions relating to such services.

•
Deposit and Foreign Exchange Transactions.  BBVA maintains deposits from certain Cuban  banks and provides foreign exchange services for such entities from time to time.  From January 1, 2010 through June 30, 2010, BBVA conducted foreign exchange transactions, generating a total of approximately €16 thousand in spreads and commissions, and deposit transactions, generating a total of approximately €85 thousand in fees.

•
Cuban Companies.  BBVA provides basic banking services to a limited number of Cuban companies engaged in commercial activities, such as retail sales, travel agency services and the fabrication of building materials.  During the six months ended June 30, 2010, the average monthly amount of funds deposited with BBVA by such companies was approximately €3.4 million.  BBVA does not make loans to such companies.  In addition, BBVA transfers to Cuba, through its correspondent relationship with a Cuban government-controlled bank, the remittances collected by companies engaged in the remittance of funds to Cuba.  From January 1, 2010 through June 30, 2010, the amount of remittances transferred through BBVA generated a total of €1.4 thousand in fees.

We do not anticipate having any business activity related to, or contact with, Cuba other than such activities and contacts described above.

BBVA’s Contacts with Iran

To our knowledge, our past and current business activities related to, or contacts with, Iran –whether through subsidiaries, affiliates, or other direct or indirect arrangements– since September 2006, as well as our anticipated business activities related to, or contacts with, Iran, are as follows:

In December 2008, we closed the representative office we had in Tehran, Iran, which had been established in 1998.  Further, BBVA has cancelled in recent years all of its correspondent relationships with Iranian banks, other than a correspondent relationship BBVA maintains with the Iranian central bank for non-U.S. dollar payments in connection with certain transactions discussed below.

We have credit exposure to various Iranian banks arising from letters of credit issued by such Iranian banks to our clients in connection with our clients’ exportation of goods to Iran.  Such letters of credit are used to secure our loans to our clients in order to finance their export activities.  The maximum amount of any loan granted to our clients is limited to the amount of the letter of credit securing such loan.  Moreover, our loans to clients in connection with their exportation of goods to Iran are generally insured, for amounts up to 99.0% of the amount of the loan, by export credit and investment insurance companies.  At June 30, 2010, we had outstanding approximately €41.8 million in loans relating to our clients’ exportation of goods to Iran (medical supplies, electrical equipment, air conditioning equipment and port infrastructures), of which approximately €41.4 million was insured by export credit and investment insurance companies. The majority of the payments received from Iran have to be analyzed and approved by the Spanish Treasury before they are applied to the applicable loan.  The last letter of credit was drawn in 2003 and its maturity date is in 2012.  In addition, BBVA has actively worked in recent years to close accounts of Iranian entities to the extent legally permitted under applicable local law, and has succeeded in reducing the number of such accounts to a very small number.  The group currently maintains four bank accounts (one of which is inactive) of Iranian companies, one bank account of the Iranian Embassy and a small number of bank accounts of Iranian individuals, in each case in one of its subsidiaries outside the United States.  BBVA does not provide or arrange financing to any of the Iranian companies or such Embassy.  Furthermore, BBVA does not permit international transfers to be made to or from any of such accounts, limiting their banking activities to domestic operations in the respective local currency.  BBVA actively monitors and manages these accounts with a view to closing them as permitted.

We do not anticipate having any business activity related to, or contact with, Iran other than such activities and contacts described above.

BBVA’s Contacts with Sudan

To our knowledge, our past and current business activities related to, or contacts with, Sudan –whether through subsidiaries, affiliates, or other direct or indirect arrangements– since September 2006, as well as our anticipated business activities related to, or contacts with, Sudan, are as follows:

We do not have any current business activities related to, or contacts with, Sudan.  In particular, we do not have a representative office or conduct banking activities in Sudan and have no correspondent relationships with banks in Sudan.

With respect to the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) press release dated August 13, 2010 referred to by the Staff that states that Compass Bank, a wholly owned subsidiary of BBVA (“Compass Bank”), has remitted $607,000 to settle allegations of violations of the Sudanese Sanctions Regulations, occurring during September 2006, we believe the following should be noted:

•	The BBVA group acquired Compass Bancshares, Inc., the then parent of Compass Bank, on September 7, 2007, after the alleged violations of the Sudanese Sanctions Regulations took place.

•	Following its acquisition by BBVA, Compass Bank has gradually adopted BBVA’s standards, controls, procedures and policies as part of its integration process with the BBVA group.

•	Integration efforts between BBVA and Compass Bank include the adoption by Compass Bank of procedures designed to help ensure compliance with the Sudanese Sanctions Regulations.

•
As stated in OFAC’s press release, not only had Compass Bank not previously received a Penalty Notice or Finding of Violation from OFAC, but it also “fully cooperated with OFAC during its investigation of this matter; and has undertaken significant remedial actions to strengthen its OFAC compliance program and to manage potential sanctions risk, not just in the area of funds transfers but more broadly across its entire business line.”  The most significant aspects of the remedial actions undertaken by the BBVA group to strengthen OFAC compliance are described in the third section of our response to Comment 1 below.

We do not anticipate having any business activity related to, or contact with, Sudan.

BBVA’s Contacts with Syria

To our knowledge, our past and current business activities related to, or contacts with, Syria –whether through subsidiaries, affiliates, or other direct or indirect arrangements– since September 2006, as well as our anticipated business activities related to, or contacts with, Syria, are as follows:

We do not have a representative office in Syria.  We have correspondent relationships with three banks in Syria, for purposes of effecting non-U.S. dollar money transfers and making or receiving payments on behalf of our clients with a very low level of activity in the last year (12 money transfers in total). At June 30, 2010, we had outstanding approximately €59 thousand in factoring operations (accounts receivable financing) relating to our clients’ exportation of goods to Syria.

We do not anticipate having any business activity related to, or contact with, Syria other than such activities and contacts described above.

(ii)      In addition, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to any activities related to Iran.

To our knowledge, neither BBVA nor any of its affiliates, in any location or currency:

1.
facilitates the efforts of the Government of Iran (including Iran’s Revolutionary Guard Corps (“IRGC”) or its agents or affiliates) to acquire or develop weapons of mass destruction (“WMD”) or delivery systems for WMD or to provide support for organizations designated as foreign terrorist organizations or support for acts of international terrorism;

2.
facilitates the activities of a person subject to financial sanctions pursuant to United Nations Security Council Resolutions 1737, 1747, 1803 or 1929 or any other resolution adopted by the Security Council that imposes sanctions with respect to Iran;

3.	engages in money laundering to carry out an activity described above;

4.	facilitates efforts by the Central Bank of Iran or any other Iranian financial institution to carry out an activity described above; or

5.	facilitates a significant transaction or provides significant financial support for:

i.	Iran’s IRGC or any of its agents or affiliates whose property or interests in property are blocked pursuant to the International Emergency Economic Powers Act (“IEEPA”); or

ii.
a financial institution whose property or interests in property are blocked pursuant to IEEPA in connection with Iran’s proliferation of WMD or delivery systems for WMD or Iran’s support for international terrorism.

(iii) Finally, discuss any remedial policies and procedures you have implemented to strengthen your OFAC compliance program.

As mentioned above, in an effort to ensure compliance with applicable restrictions and to prevent our products and services from being used for criminal purposes, BBVA has implemented a group-wide money laundering risk management model which applies to all of BBVA’s business units.  A fundamental aspect of this model is the application of filtering technology which screens persons and entities against watchlists issued by OFAC and other organizations.  A recent enhancement of our OFAC compliance program has been made beginning in 2006 when BBVA began upgrading its existing screening technology to Sword FircoSoft’s Watchlist filtering solution, a winner of various industry awards as one of the leading automatic filtering technology applications.  In recent years BBVA has implemented this solution in more than 20 countries worldwide, including all of the countries where the principal banks of the group are based.

Our subsidiary, Compass Bank, as a federally regulated bank in the United States, has a robust OFAC compliance program including annual training of staff and interdiction software in use at several points in the customer relationship—at initial account opening, daily customer list scrubs, real time reviews of wire transfers and International ACH Transactions (IATs).  Compass Bank does not typically support license programs; however, we maintain one customer with an OFAC license (University of Alabama for qualifying academic travel to Cuba).

With regard to the recent OFAC settlement noted in your letter and discussed above, this event occurred prior to the acquisition of Compass Bank by BBVA and the implementation of BBVA’s standards, controls, procedures and policies at Compass Bank.  In September 2006, a wire room operator released three payments to a Sudanese company related to the purchase and sale of oilfield equipment located in Sudan.  These payments had been correctly interdicted by Compass Bank’s interdiction software.  Upon identification of these transactions, Compass Bank promptly undertook significant remedial actions to strengthen its OFAC compliance program, including providing additional training to wire transfer department employees related to OFAC compliance and implementing a new, dedicated manager within the wire transfer department for all OFAC matters.

Compass Bank remains committed to taking whatever steps are deemed necessary to ensure compliance with the laws and regulations administered by OFAC.  Recent enhancements include:

•
Hiring seven dedicated full-time employees in 2007 who are specifically responsible for reviewing and investigating the OFAC filter hits from the wire transfer department.  These seven employees are part of the Bank Secrecy Act (BSA) department (not the wire transfer department).

•	Holding annual OFAC refresher training sessions and providing OFAC training for all new hires with OFAC responsibility.

•
Instituting in 2007 procedures that allow Compass Bank to monitor using a ‘hotlist’ subsequent wire transfer activity of customers on whom Compass Bank has previously filed OFAC block or reject reports.

•
Instituting in 2007 a policy that any incoming or outgoing wire that contains a sanctioned country name anywhere in the text or that otherwise causes a hit on the filter due to a sanction country issue must be escalated by the OFAC group within the wire transfer department to the OFAC group within the BSA department, where one of the seven full-time employees will review and investigate the OFAC filter hit.

•
Creating a monthly report of all OFAC alerts for the BSA department, which audits every OFAC alert to make sure that the wire transfer department is properly escalating OFAC filter hits to the OFAC group in the BSA department.

•	Expanding in 2009 the OFAC group within the BSA department to include three additional staff persons, including an additional supervisor.

•
Implementing in 2009 an OFAC monitoring solution with workflow manager features specifically designed to facilitate and expedite the real-time monitoring of international Automated Clearing House (ACH) transactions for OFAC purposes.

•
Implementing in March 2010 a batch OFAC monitoring solution with workflow manager functionality that is specifically designed to facilitate and expedite the monitoring of new and existing customer records for OFAC compliance purposes.

Similarly, other U.S.-based BBVA business units, in addition to Compass Bank, have implemented comprehensive OFAC compliance programs which are designed to ensure full adherence to the OFAC regulations and each of the sanctions programs.  Each such business unit has assigned responsibility for OFAC compliance to qualified compliance staff members, and, further, implemented interdiction software and an OFAC match escalation process, an OFAC training program, and a periodic audit of the OFAC compliance function.

In addition, notwithstanding the fact that Compass Bank and other U.S.-based BBVA business units have in place strong, comprehensive OFAC compliance programs, the U.S. BBVA Group entities are finalizing an agreement and statement of work with a highly- qualified consulting firm to undertake an OFAC gap analysis for the purpose of independently evaluating their OFAC compliance programs against U.S. legal requirements and industry best practices to verify the strength of the OFAC control environment.  This project was announced by BBVA when meeting with U.S. Department of Treasury and the Federal Reserve Bank of Atlanta in June 2010.

Comment 2.

Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria. In this regard, also address the potential impact of the civil penalty and the underlying legal matters described in the OFAC press release.

Response:

We believe that our contacts with Cuba, Iran, Sudan and Syria, individually and in the aggregate, are not material to our results of operations or financial condition.  We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders.  In assessing the materiality of BBVA’s contacts with Cuba, Iran, Sudan and Syria we have considered both quantitative and qualitative factors.  In quantitative terms, as is evident from our response to Comment 1 above (and as further shown below), we believe that our contacts with such countries, individually and in the aggregate, are not quantitatively material.  Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in such countries upon our reputation and share value.

In addition to the qualitative factors we considered in making our analysis, we are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some state legislatures in which state pension funds and other managers of state-invested money are required to report on, and in some instances divest, their investments in companies which do business with, or have ties to, countries identified by the U.S. Secretary of State as state sponsors of international terrorism, including Cuba, Iran, Sudan and Syria.  Although recognizing the sentiment expressed through these statutes, we do not believe that the effect or purpose of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with Cuba, Iran, Sudan or Syria.

Further, though we are aware of, and sensitive to, the investor sentiment evidenced by actions directed towards companies that have operations associated with Cuba, Iran, Sudan and Syria, we do not believe that any of our past, current or anticipated contacts with any of these countries would be qualitatively material to a reasonable investor making an investment decision about our shares.  We believe that any reasonable investor would expect a bank like ours to have business and correspondent banking relationships throughout the world, to have credit exposure in connection with the trading activities of our Spanish and other clients throughout the world, and, in the course of conducting our business in Spain and elsewhere, to have deposits under custody from institutions from any number of countries abroad. The limited nature of our past and current contacts with Cuba, Iran, Sudan and Syria further supports our view that such contacts would not be qualitatively material to a reasonable investor. In addition, with respect to Iran, given the deteriorating relationships between Iran and other nations, we have recently closed our representative office in such country and terminated certain correspondent relationships and worked to close accounts of Iranian companies to the extent legally permitted under applicable local law.

Moreover, while we have carefully considered the potential impact of the civil penalty and the underlying legal matters described in the OFAC press release dated August 13, 2010, we do not believe that such analysis should modify our conclusions above.  As discussed above, OFAC’s press release noted Compass Bank’s cooperation and considerable remedial actions to strengthen its OFAC compliance program and to manage potential sanctions risk across its entire business line. Furthermore, the alleged violations occurred prior to BBVA’s purchase of Compass Bank.  The most significant aspects of the remedial actions undertaken by the BBVA group to strengthen OFAC compliance are described in the third section of our response to Comment 1 above.

From a quantitative perspective, revenues associated with Cuba, Iran, Sudan and Syria amounted, on an aggregate basis, to €1.3 million for the six months ended June 30, 2010 (less than 0.05% of our net income for the period) and €3.2 million for the fiscal year ended December 31, 2009 (less than 0.08% of our net income for the year).  Assets associated with Cuba, Iran, Sudan and Syria, amounted, on an aggregate basis, to €69.7 million as of June 30, 2010 (less than 0.01% of our total assets as of June 30, 2010) and €83.0 million as of December 31, 2009 (less than 0.01% of our total assets as of December 31, 2009).

Finally, even in the event of a hypothetical loss of the full amount of our credit exposure to Cuba, Iran and Syria, there would have been no material impact on our results of operations or financial condition as at or for the periods referred to above, and there would be no material impact in subsequent periods, particularly since the substantial majority of our credit exposure to such countries is either fully secured through cash collateralizations or written off in accordance with BBVA’s credit risk criteria.  Similarly, the small balances of deposits from any banks or companies from these countries have made no material contribution to our results of operations or financial condition in the same periods, nor are they expected to have any material impact in subsequent periods.

For all these reasons, we do not believe that our business activities or other contacts with Cuba, Iran, Sudan or Syria are material or constitute a material investment risk for our shareholders.

Comment 3.

We note the recent downgrades of Greek, Spanish and Portuguese debt and the European Central Bank’s recent actions to off-set the negative impacts from the debt ratings downgrades. As it relates to your exposure to sovereign counterparties, please tell us and enhance your disclosure in future filings to provide quantitative exposure, by country, to any country whose credit rating is AA or below. As part of your response, please address which financial statement line item these exposures are included.

Response:

As of December 31, 2009, our total exposure to sovereign counterparties amounted to €98,504 million. These exposures are included in the line items “Financial assets held for trading” (31%), “Available-for-sale financial assets”  (37%), “Loans and receivables” (27%), and “Held to maturity investments” (5%) in the consolidated balance sheet.

As of December 31, 2009, the breakdown of our exposure to sovereign counterparties by credit ratings of the countries was as follows:

	Exposure to sovereign counterparties
Ratings (*)	(In Millions of Euro)%

Higher than AA	61,751	62.7%
Of which:
Spain	54,374

AA or below	36,753	37.3%
Of which:
Mexico	19,483
Italy	9,042
Portugal	878
Greece	308
Ireland	15
TOTAL	98,504	100%
(*) Ratings by Standard & Poors as of December 31, 2009.

We acknowledge the Staff’s comment and we will enhance our disclosure in future filings to provide quantitative exposures to sovereign counterparties by country whose credit rating is AA or below similar to the abovementioned disclosure.

Loan Loss Reserve, page 54

Comment 4.

We note your disclosure on page 55 that you do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. This disclosure appears inconsistent with the fact that you have disclosed loan charge off information by loan category on page 54. We also note your disclosure that you believe this disaggregated information is of less relevance as it relates to domestic reserves and charge-offs. However, we note that you have disclosed this information for your domestic portfolio on page 54, but not your foreign portfolio even though there has been a significant increase in the amount of foreign charge-offs. Please explain the inconsistencies in your disclosure and consider revising your disclosures in future filings to present loan charge-offs, recoveries, substandard loans and allowance for loan loss reserves by loan category for both your domestic and foreign loan portfolios similar to your breakdown of loans by customer presented on page 52.

Response:

We acknowledge that our disclosure is unclear as our purpose was to express that it is not possible to show a breakdown of the charge-offs and recoveries according to the detailed categories presented in the tables on page 52; it is possible to present the breakdown of the charges-off as shown in the table on page 54. We are currently in the process of reviewing our procedures in order to, in future filings, enhance our reporting related to the charge-offs, recoveries, substandard loans and allowance for loan loss reserves by loan category for both our domestic and foreign loan portfolios.

Comment 5.

As a related matter, we note your disclosure on page 55 that at the time a loan is charged-off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on your net income attributed to parent company or stockholders’ equity and that for these reasons information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank. In order for us to better understand your disclosure, please provide us with a detailed discussion comparing and contrasting your policy for determining provisions and recognizing charge-offs in accordance with Bank of Spain guidelines to U.S. GAAP, highlighting the key differences that result in these timing differences. Also, please provide us with a robust discussion explaining why you believe the timing of provisions and charge-offs under U.S. GAAP would result in more of an impact to net income.

Response:

In case a loan is impaired, the Group records a provision against net income for the period for estimated loss relating to the loans as described in Note 2.2.1.b) to the Consolidated Financial Statements. The impaired loans net of provisions are recorded in the consolidated balance sheet for its recoverable amount.

Additionally, according to BBVA's internal policies, loans, overdue or not, provisioned or not, that after an individualized assessment are considered remote recovery are written-off from the consolidated balance sheet (charged-off). The loans balances and any associated allowance for loan losses are written-off from the consolidated balance sheet for their respective amounts and the difference between the loan (net of its allowance for loan losses) and the recoverable amount must be registered in the income statement for the period as a charge-off. Therefore, there is no difference between EU-IFRS required to be applied by Bank of Spain Circular 4/2004 and U.S. GAAP related to the charged-off accounting policies and procedures (see Note 60 to the Consolidated Financial Statements).

For the purpose of the internal analysis conducted by the BBVA Group, we consider that it is most relevant for management purposes when analyzing the evolution of loan-losses and charge-offs of the Group to distinguish between domestic and foreign allowance for loans losses relating to the total loan portfolio (of which 61% is domestic and 39% is foreign) and the breakdown between domestic and foreign provisions and charge-offs recorded during the year. We considered that the disclosure of the reserves and charge-offs by loan categories may be less relevant than for a U.S. bank which only performs domestic operations. However, we understand that this statement can be confusing or generate a different interpretation from what we have tried to transmit, so therefore, we will remove it in future filings and we will enhance our reporting related to the charge-offs, recoveries, substandard loans and allowance for loan loss reserves by loan category for both our domestic and foreign loan portfolios.

Comment 6.

We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to domestic real estate and construction loans, domestic loans to individuals and foreign loans. We also note your disclosure on page 56 that the 32% decrease in the loss reserve for non-impaired assets was primarily due to the lower volume of new operations and the higher quality of assets that remain in this category. Given the significant increase in the amount of substandard loans in 2009 as compared to prior periods, please tell us and revise future filings to disclose the following:

♦  the specific facts and circumstances related to the decrease in your loss reserve for non-impaired assets during fiscal year 2009 and the underlying credit performance of these assets during the period;

♦  the specific attributes of your non-impaired assets compared to your substandard loans supporting your disclosure that they are higher quality assets;

♦  delinquency information on your portfolio including a discussion of how the specific changes in delinquencies impacts your calculation of the allowance for loan losses;

♦  additional information that addresses the reasons for the decrease in your reserve for non-impaired assets, especially in light of your disclosure on pages 10 and 11 regarding expectations that economic conditions and housing prices in Spain will continue to deteriorate in 2010.

Response:

For ease of reference, we supplementally advise the Staff the following information bullet by bullet.

♦  the specific facts and circumstances related to the decrease in your loss reserve for non-impaired assets during fiscal year 2009 and the underlying credit performance of these assets during the period;

Loan loss reserve (“Allowance for loans losses”) increases as the volume of loans increase and/or as the incurred loss of the loans is higher.

As of December 31, 2009, the amount of Allowance for loans losses for non-impaired assets decreased 32% compared to December 31, 2008 due to, in the current crisis situation as explained below, the fact that during 2009 our total amount of non-impaired assets decreased and the new originated loans had a lower incurred loss due to better credit quality (lower risk) compared to the loan portfolio until 2008.  The specific facts and circumstances related to the decrease in our Allowance for loans losses for non-impaired assets during fiscal year 2009 were as follows.

During 2009, the balances of non-impaired loans decreased by, approximately, €28 billion.

	As of December 31,
	2009			2008
	Loans	Loan loss reserve	% (*)	Loans	Loan loss reserve	% (*)
	(In Millions of Euros, except Percentage)
Not Impaired Assets	338,526	2,875	0.85%	366,960	4,231	1.15%
(*) Loan loss reserve divided by Not impaired assets.

During 2009 and 2008, approximately, €10.8 and €7.8 billion, respectively, of non-impaired loans became impaired loans, due to the economic crisis occurred from 2008. In the year 2009, our level of impaired assets increased mainly in Spain and the United States, as explained in the next section.

In addition, due to the global financial crisis and economic situation, the group has significantly intensified the requirements for originating loans and for reducing exposures to customer with higher credit risk profile.  Therefore, the number and the amount of loans originated during fiscal year 2009 were lower, and they had better credit quality, than in fiscal year 2008 due to the fact that the group required from borrowers more guarantees and only originated loans in favor of creditors with a stronger credit profile.

The evolution of the groups of non-impaired assets as of December 31, 2009 compared to December 31, 2008 is as follows:

	As of December 31,
GROUPS of ASSETS (*)	2009		2008		YTY changes	%
	(In Millions of Euros, except Percentages)
	Balances	%(**)	Balances	%(**)
Negligible risk	58,992		69,138		(10,147)	(14.7%)
Subtotal Negligible risk	58,992	17%	69,138	19%	(10,147)	(14.7%)
Low risk	86,525		81,864		4,661	5.7%
Medium-low risk	54,526		58,695		(4,169)	(7.1%)
Subtotal Low and Medium-low risk	141,051	42%	140,559	38%	492	0.4%
Medium risk	79,476		98,001		(18,525)	(18.9%)
Medium-high risk	13,710		18,113		(4,404)	(24.3%)
High risk	2,082		10,487		(8,405)	(80.1%)
Subtotal Medium to High risk	95,267	28%	126,601	35%	(31,334)	(24.8%)
Other risks (***)	43,216	13%	30,661	8%	12,555	40.9%
TOTAL	338,526	100%	366,960	100%	(28,434)	(7.75%)
(*) The main attributes or characteristic of each group of assets is explained in the next section.
(**) Balance of each category as a percentage of the total non-impaired assets.
(***) Mainly Mexico and United States which includes covered loans acquired from Guaranty Bank in 2009 (see Response 7).

The chart above shows how the non-impaired assets have significantly decreased during 2009 compared to 2008, and in particular, non-impaired assets considered “High risk” have decreased by 80%. Non-impaired assets considered “Medium risk”, “Medium-high risk” and “High risk” have decreased by 25%, demonstrating higher quality in the composition of the non-impaired assets portfolio. As shown above, as of December 31, 2009 the medium to high risk categories were 28% of total non-impaired assets compared to 35% as of December 31, 2008. Therefore, as of December 31, 2009, the amount of Allowance for loans losses for non-impaired assets decreased 32% compared to as of December 31, 2008.

During 2009, the underlying credit performance of this portfolio was 3%, with approximately €10.8 billion of non-impaired loans becoming impaired loans and 97% remaining in non-impaired loans. However, during the six months ended June 30, 2010, the underlying credit performance of this portfolio was only 0.5%, with approximately €1.8 billion of non-impaired loans becoming impaired loans and the 99.5% remaining in non-impaired loans. Therefore, the Group’s Non-Performing Assets (“NPA”) ratios for the headings "Loans and advances to customers" and "Contingent liabilities" as of June 30, 2010 and December 31, 2009 were:

	As of June 30, 2010	As of December 31, 2009
NPA ratio (%)	4.2	4.3

♦  the specific attributes of your non-impaired assets compared to your substandard loans supporting your disclosure that they are higher quality assets;

The specific attributes of our each group of non-impaired assets are as follows:

GROUPS OF NON-IMPAIRED ASSETS WITH SIMILAR CREDIT RISK CHARACTERISTICS
Risk category	Main attributes of non-impaired assets included in each category
Negligible risk (Allowance for loans losses not required.)
- Exposures to, and transactions guaranteed by, the Governments and agencies of European Union countries, including government-controlled non-financial corporations, and to the Governments of certain countries of the Organization for Economic and Co-operation and Development (“OECD”).

- Transactions collateralized by cash deposits or certain investments in securities mainly issued by governments or credit institutions (if the outstanding exposure is equal to or less than 90% of the redemption value of the interests in monetary financial institutions and of the market value of the securities accepted as collateral).

Low risk
- Assets used as collateral in monetary policy operations of the European System of Central Banks, except those included in “Negligible risk” category above.

- Mortgages on completed housing and finance leases on such assets in which the outstanding exposure is less than 80% of the appraised value of the dwelling. As of December 31, 2009, the average of "Loan to Value ratio" (outstanding exposure of loans divided by the appraised value of the collateral) of the total mortgage loan portfolio was 54%.

- Ordinary mortgage-backed securities.

- Transactions with companies whose long-term debt has a credit rating of at least A awarded by a reputable credit rating agency.

- Securities issued in local currency by governments of countries not classified in “Negligible risk” category above that are recorded in the books of subsidiaries established in the issuer’s country.

Medium-low risk
- Finance leases not included in other risk categories and exposures collateralized in some other way than indicated in the foregoing points, provided that the estimated value of the leased assets and of the collateral fully covers the outstanding exposure.

Medium risk
- Exposures to residents in Spain or in certain countries with a good economic performance which are not included in the foregoing risk categories, unless they qualify for classification in “Medium-high risk” or “High risk” categories below.

Medium-high risk
- Unless they qualify for classification in the “High risk” category below: Personal credit for purchases of consumer durables and of other current goods and services not assigned to a business activity and exposures to ultimate obligors resident in rest of countries not included in the rest of categories.

High risk	- Credit card balances, current account overdrafts and credit account overdrafts, whosoever the obligor, except those mentioned in the “Negligible risk” and “Low risk” categories above.

As discussed above, the non-impaired assets considered “High risk” have decreased by 80% and the non-impaired assets considered “Medium risk”, “Medium-high risk” and “High risk” have decreased by 25%, demonstrating higher quality in the composition of the non-impaired assets portfolio.

The attributes of our substandard loans can be summarized as follows: Operations, whatever the aforementioned category in which it is classified, which cause a worsening of solvency levels, such as negative equity, continuing losses, frequent payment delays, inappropriate financial structures, insufficient future cash flows to cover debts, or the impossibility of obtaining further financing, are considered to be impaired. In general, financial assets are considered to be impaired when the default of payment is longer than 90 days.

♦  delinquency information on your portfolio including a discussion of how the specific changes in delinquencies impacts your calculation of the allowance for loan losses;

As previously discussed, loss reserve (“Allowance for loans losses”) increases as the volume of loans increase and/or as the incurred loss of the loans is higher. Therefore, the increase of delinquencies usually implies an increase of allowance for loan losses for impaired loans taking into account the collaterals, if any, of loans.

The table below shows the evolution of substandard loans by counterparties and the allowance for loan losses:

	2009			2008
	Substandard Loans	% (*)	Allowance for Loan Losses	Substandard Loans	% (*)	Allowance for Loan Losses
Impaired loans	(In Millions of Euros, except Percentage)
Domestic:
Government	61	0.30%	7	79	0.46%	7
Agricultural	82	4.74%	28	50	2.64%	15
Industrial	686	4.08%	283	312	1.73%	103
Real estate and construction	5,634	15.40%	1,726	2,176	5.63%	477
Commercial and financial	913	5.24%	333	447	2.61%	122
Loans to individuals	3,284	3.73%	787	2,354	2.65%	508
Other	475	2.11%	118	282	1.06%	69
Total domestic	11,134	5.47%	3,282	5,700	2.73%	1,301
Total foreign	4,178	3.28%	2,648	2,840	2.14%	1,973
Total	15,312	4.62%	5,930	8,540	2.50%	3,274
(*) Substandard Loans as a percentage of Loans in Category.

As additional background, our loan portfolio in Spain and in other countries has been adversely affected by the deterioration of their economies in 2009 and 2008. For example, substandard loans to other resident sectors in Spain increased in 2009 mainly due to the sharp increase in substandard mortgage loans to €3,651 million as of December 31, 2009 from €2,033 million as of December 31, 2008. Substandard loans to real estate and construction customers in Spain also increased substantially in 2009 and 2008 to account for 15.4% and 5.6% of loans in such category as of December 31, 2009 and 2008, respectively. Our total substandard loans to customers in Spain jumped to €11,134 million as of December 31, 2009 from €5,700 million as of December 31, 2008, principally due to an increase in substandard loans to customers in Spain generally as a result of the deterioration in the macroeconomic environment. As a result of the increase in total substandard loans to customers in Spain described above, our total substandard loans to customers in Spain as a percentage of total loans and receivables to customers in Spain increased sharply to 5.5% as of December 31, 2009 from 2.7% as of December 31, 2008. Our allowances for substandard loans to customers in Spain as of December 31, 2009 increased to €3,282 million from €1,301 million as of December 31, 2008.

♦  additional information that addresses the reasons for the decrease in your reserve for non-impaired assets, especially in light of your disclosure on pages 10 and 11 regarding expectations that economic conditions and housing prices in Spain will continue to deteriorate in 2010.

As mentioned on pages 10 and 11 in our 2009 Form 20-F, as of December 31, 2009, the Group maintained an important portfolio which could be affected by the negative economic situation and the decline in housing prices in Spain.

Debt instruments, whosoever the obligor and whatever the guarantee or collateral, that do not have objective evidence of impairment are collectively assessed by including the assets in the aforementioned groups of non-impaired assets with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee. For each group of non-impaired assets the incurred losses as of date of the financial statements is estimated and recorded in the income statement. As of December 31, 2009, the allowance for loan losses of non-impaired loans already recorded the incurred loss of these loans to such date.

In addition, loans were considered to be impaired when there were reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. As of December 31, 2009, the allowance for loan losses of impaired loans already recorded the incurred loss of these loans to such date.

As discussed above, the reasons that the amount of Allowance for loans losses for non-impaired assets decreased 32% compared to December 31, 2008 was due to the fact that, in the current crisis situation as explained below, during 2009 our total amount of non-impaired assets decreased and the new originated loans had a lower incurred loss due to better credit quality (lower risk) compared to the loan portfolio until 2008.

Finally, as previously discussed regarding the underlying credit performance of loan portfolio, during the six months ended June 30, 2010, only 0.5% (approximately €1.8 billion) of non-impaired loans became impaired loans and the Group’s Non-Performing Assets (“NPA”) ratio for the headings "Loans and advances to customers" and "Contingent liabilities" as of June 30, 2010 was 4.2%, a slight decrease compared to 4.3% as of December 31, 2009.

Disclosure of assets and liabilities of Guaranty Bank, page F-42

Comment 7.

We note your disclosure relating to your FDIC-assisted transaction in which you acquired assets, mostly loans, for approximately 8,016 million euro and assumed liabilities, mostly customer deposits, for approximately 9,006 million euro. Please tell us and revise your future filings to address the following:

- describe in more detail the type and underlying credit quality of the purchased loans;

- describe in more detail how you accounted for the acquisition of loans and deposits, including your determination of the fair value of these receivables as well as the gross contractual amounts of receivables and your best estimate at acquisition date of the contractual cash flows not expected to be collected;

- describe how you have presented your estimated loss reimbursement from the FDIC on your balance sheet and within loans;

- distinguish between covered loans and non-covered loans on your balance sheet, and consider for purposes of your MD&A and Guide 3 disclosures; and

- clearly state your accounting policy for determining your allowance for loan losses on covered loans acquired from Guaranty Bank.

Response:

We did not disclose further information in the 2009 Form 20-F because we understood the amounts of the acquired assets and assumed liabilities in this FDIC-assisted transaction were not significant compared to the total consolidated assets and liabilities of the BBVA Group (1.5% and 1.8%, respectively), but we acknowledge the Staff’s comment and we will disclosure in future fillings such information for future significant transactions, if applicable. We supplementally advise the Staff the following:

On August 21, 2009, our subsidiary BBVA Compass entered into a purchase and assumption agreement with the FDIC to acquire certain assets and liabilities of Guaranty Bank, a federally-chartered bank headquartered in Austin, Texas. Guaranty Bank conducted consumer and business activities through a network of 150 banking centers located in Texas and California and provided commercial banking products and services to diverse geographic markets throughout the United States.

Excluding the impact of the purchase accounting adjustments, BBVA Compass acquired approximately $9.7 billion of loans and other real state owned (“OREO”) and assumed $10.9 billion of deposits. In connection with the acquisition, BBVA Compass also entered into loss sharing agreements with the FDIC that covered approximately $9.7 billion of loans and OREO, excluding the impact of the purchase accounting adjustments.

In accordance with the terms of the loss sharing agreements, the FDIC’s obligation to reimburse BBVA Compass for losses with respect to the acquired loans and OREO (“covered assets”) begins with the first dollar of incurred losses, as defined within the loss sharing agreements. The terms of the loss sharing agreements provide that the FDIC will reimburse BBVA Compass for 80 percent of incurred losses up to $2.3 billion and 95 percent of incurred losses in excess of $2.3 billion. Gains and recoveries on covered assets offset incurred losses, or are paid to the FDIC, at the applicable loss share percentage at the time of recovery.

The loss sharing agreements provide for FDIC loss sharing for five years and ten years for commercial loans and single family residential loans, respectively. The loss sharing agreements are subject to certain servicing procedures as specified in the agreements. The expected reimbursements under the loss sharing agreements were recorded as an indemnification asset at the estimated fair value of $1.8 billion at the acquisition date.

BBVA Compass recorded the acquisition fair value of the reimbursement BBVA Compass expected to receive from the FDIC under the loss sharing agreements as an FDIC indemnification asset. This indemnification asset is recorded under the heading “Loans and receivables” in the BBVA Group’s consolidated balance sheet as of December 31, 2009.

The fair value of the FDIC indemnification asset is estimated using a discounted cash flow methodology. The discount rate used in this calculation was determined using a risk-free yield curve. The income statement impact of the FDIC indemnification asset discount accretion is recorded under the heading “Net interest income” in BBVA’s consolidated income statement. Decreases in expected reimbursements are recognized under the heading “Net interest income” consistent with the approach taken to recognize increases in cash flows on covered loans. Increases in expected reimbursements are recognized in income statement under the heading “Impairment losses on financial assets (net)” in the same period that the provisions for loan losses are recognized.

The acquisition of the net assets of Guaranty Bank constitutes a business combination in accordance with the provisions of IFRS-3. Accordingly, the assets acquired and liabilities assumed as of August 21, 2009 were recorded at the fair values as of that date. Fair values were estimated using a discounted cash flow methodology. In many cases the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed related to the Guaranty Bank transaction, after applying purchase accounting adjustments.

Assets	In Millions of U.S. dollars
Cash and cash equivalents	$3,085
Investments securities available for sale	754
Loans	7,171
Premises and equipment	4
Intangible assets	135
FDIC indemnification asset	1,762
Other assets	136
Total assets	13,047
Liabilities
Deposits	10,890
FHLB borrowings	1,972
Other liabilities	48
Total liabilities	12,910
Net assets acquired	$137
Net assets acquired, net of tax	$87

Because the fair value of assets acquired and intangible assets generated as a result of the Guaranty Bank transaction exceeds the fair value of liabilities assumed, a gain resulting from the acquisition was recorded in the consolidated income statement for the year ended December 31, 2009. The gain resulting from the Guaranty Bank transaction amounted to $137 million (approximately €99 million) which was recorded under the heading “Negative goodwill” in the consolidated income statement.

On August 21, 2009, the type and credit quality of the purchased loans was as follows:

Covered Loans	In Millions of U.S. dollars
Commercial real estate loans	$4,690
Commercial and industrial loans	$2,808
Other commercial loans	$634
Single family residential loans	$1,334
Credit and interest discounts	$(2,295)
Total Loans	$7,171

The total amount of the acquired loans was covered by the loss sharing agreements entered into with the FDIC.

Our accounting policy for determining our allowance for loan losses on covered loans acquired from Guaranty Bank is as follows: Acquired loans are periodically evaluated for impairment.  Impairments are recorded on acquired loans if the recorded carrying value of the loan or pools of loans exceeds the present value of the cash flows (including the guarantee of the loss sharing agreements entered into with the FDIC) expected to be received on the evaluation date.

Note 8. Fair Value of Financial Instruments, page F-66

Comment 8.

Please tell us how your disclosures provide the information required by paragraph 27B (b) of IFRS 7 (i.e., any significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers). If applicable, please provide us with the required disclosures for the latest period presented and confirm that you will include such disclosures in all future filings.

Response:

There are significant changes in the fair value of financial assets included in Levels 1 and 2 as of December 31, 2009 compared to December 31, 2008. However, these changes are due to changes in valuation of financial instruments and acquisition and sales during the year.

We supplementally advise the Staff that for the year ended December 31, 2009, there were not any significant transfers between Level 1 and Level 2 of the fair value hierarchy. Transfers to/from Level 1 represented the 0.49% and 0.15%, respectively, of the total financial assets recognized at fair value in the consolidated balance sheet at year end. Transfers to/from Level 2 represented the 0.33% and 0.78%, respectively, of the total financial assets recognized at fair value in the consolidated balance sheet at year end.

We acknowledge the Staff’s comment and we confirm that in future filings we will include this disclosure if the transfers between Level 1 and Level 2 of the fair value hierarchy were significant, as required by paragraph 27B (b) of IFRS 7.

Note 12. Available for-sale Financial Assets, page F-77

Comment 9.

We note that you present the debt instruments in both your available-for-sale and held-to-maturity investment portfolios in two basic categories based on the issuer of such domestic and foreign securities (e.g., government and other government agency securities and other securities). Given the increase in the amounts of these holdings and related unrealized losses, and in an effort to provide greater transparency and granularity to your disclosure, please consider disaggregating these categories into additional classes of financial instruments. In addition, where applicable, please consider disclosing the underlying securities’ credit ratings or issuer financial conditions. Provide us with your proposed revised disclosures for future filings as applicable.

Response:

We acknowledge the Staff’s comment and in future filings we will include disclosure disaggregating investments securities into additional counterparties and underlying securities’ credit ratings, similar to the disclosure shown below:

	As of December 31, 2009
DEBT SECURITIES -	Amortized cost	Fair Value (*)
	(In Millions of Euros)
AVAILABLE FOR SALE PORTFOLIO
Domestic-	24,577	24,869
Spanish Government and other government agencies debt securities	18,312	18,551
Credit institutions	5,097	5,202
Other issuers	1,168	1,116
International-	31,868	32,202
United States -	6,804	6,805
U.S. Treasury and other U.S. Government agencies	414	416
States and political subdivisions	214	221
Credit institutions	2,597	2,610
Other issuers	3,579	3,558
Other countries -	25,064	25,397
Securities of other foreign Governments and other government agencies debt securities (**)	17,058	17,363
Central Banks	1,296	1,297
Credit institutions	4,795	4,893
Other issuers	1,915	1,844
TOTAL AVAILABLE FOR SALE PORTFOLIO	56,445	57,071
HELD TO MATURITY PORTFOLIO
Domestic-	2,626	2,624
Spanish Government and other government agencies debt securities	1,674	1,682
Credit institutions	342	344
Other issuers	610	598
International-	2,811	2,869
Securities of other foreign Governments and other government agencies debt securities	2,399	2,456
Credit institutions	412	413
TOTAL HELD TO MATURITY PORTFOLIO	5,437	5,493
TOTAL DEBT SECURITIES	61,882	62,564

(*)
Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available and valuation techniques see Note 8 to the Consolidated Financial Statements.

(**)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

As of December 31, 2009, approximately 69% of the total fair value of the securities classified within the available for sale portfolio and the held to maturity portfolio are rated “AA” or above.

Comment 10.

As a related matter, please also consider revising your future filings to present gross unrealized losses on your investment securities by duration (e.g., less than 12 months and greater than 12 months) for each security type.

Response:

We acknowledge the Staff’s comment and in future filings we will include disclosure indicating the significance of unrealized losses on our investment securities by duration less than and greater than 12 months.

Note 20 Goodwill, page F-97

Comment 11.

We note your disclosures on pages 67 and F-97 regarding goodwill in your Form 20-F for the year ended December 31, 2009. If the recoverable amount of any cash-generating unit is not substantially in excess of its carrying value, please tell us and in future filings disclose the percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test.

Response:

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we estimate the recoverable amount of the asset (See Note 2.2.8 to the Consolidated Financial Statements as of December 31, 2009).

Irrespective of whether there is any indication of impairment, the annual impairment test for the cash-generating unit (“CGU”) to which goodwill has been allocated is performed by us at the end of the fiscal year.

During 2009 and after performing the goodwill impairment test, we recognized an impairment loss of €1,097 million in the United States cash-generating unit (see Note 20.1 to the Consolidated Financial Statements as of December 31, 2009). We supplementally advise the Staff that, as of December 31, 2009, the respective recoverable amount of each cash generating unit (except the United States cash-generating unit) was substantially in excess of its carrying value. The minimum excess in any CGU over its carrying value amounted to 68%.

In future filings, we will disclose the percentage by which the recoverable amount exceeded the carrying value of any cash-generating unit, as of the date of the most recent test, where the recoverable amount is not substantially in excess of the carrying value.